Exhibit 99.1

Press release

Biophytis Powers Innovation in Obesity, Muscle Health, and Longevity at BIO International 2025

Paris, France, Cambridge (Massachusetts, USA), July 3, 2025 – 07h00 — Biophytis, a pioneering force in the development of transformative therapies for obesity, sarcopenia, and longevity, is proud to announce its successful participation at the BIO International Convention 2025, the world’s largest and most comprehensive biotechnology event. Hosted at the Boston Convention & Exhibition Center from June 16-19, 2025, the convention gathered 20,000 industry leaders from across the globe, providing an unparalleled platform for collaboration, partnership, and scientific exchange.

On this occasion, Biophytis engaged with global biopharma executives, investors, and research institutions, highlighting its robust pipeline and innovative approaches to addressing some of the most pressing health challenges of our time. The company’s proprietary therapies—targeting obesity, age-related muscle wasting (sarcopenia), and the biological mechanisms of aging—are at the forefront of a new era in precision medicine and healthy longevity.

Key Highlights from BIO 2025:

•	Obesity Innovation: Biophytis presented its latest advancements on its IND readiness Phase 2 trial, with BIO101 that go beyond traditional weight loss solutions. The Company’s research is focused on next-generation pharmacotherapies, designed to restore mobility for patients suffering from obesity.

•	Sarcopenia Breakthroughs: Biophytis has the most advanced candidate in age-related sarcopenia after the promising results of Phase 2. BIO101 with a strong safety profile has demonstrated potential to improve quality of life for millions worldwide. The Company is speeding up to start the Phase 3.

•	Longevity Leadership: By targeting the root causes of aging, Biophytis is pioneering therapies that not only extend lifespan but also enhance healthspan—the period of life lived in good health. The Company’s research focuses identifying new therapeutic targets and new candidates by integrating new technologies and leverage AI.

Post-Conference Momentum

Following the convention, Biophytis is actively pursuing strategic partnerships, licensing opportunities, and collaborations to accelerate the development and global commercialization of its therapies. The Company’s presence at BIO 2025 has already catalyzed new discussions with leading pharmaceutical firms, investors, and academic institutions, reinforcing its commitment to delivering life-changing treatments to patients around the world.

Press release

About BIOPHYTIS

Biophytis SA is a clinical-stage biotechnology company focused on developing drug candidates for age-related diseases. BIO101 (20-hydroxyecdysone), our lead drug candidate, is a small molecule in development for muscular diseases (sarcopenia, Phase 3 ready to start) and metabolic disorders (obesity, Phase 2 ready to start). The company is headquartered in Paris, France, with subsidiaries in Cambridge, Massachusetts, USA, and Brazil. The Company’s ordinary shares are listed on Euronext Growth Paris (ALBPS - FR001400OLP5) and its ADS (American Depositary Shares) are listed on the OTC market (BPTSY - US 09076G401). For more information, visit www.biophytis.com.

Disclaimer

This press release contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "predicts," "intends," "trends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward-looking statements are based on assumptions that Biophytis considers to be reasonable. However, there can be no assurance that the statements contained in such forward-looking statements will be verified, which are subject to various risks and uncertainties. The forward- looking statements contained in this press release are also subject to risks not yet known to Biophytis or not currently considered material by Biophytis. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Please also refer to the "Risk and uncertainties the Company is to face" section from the Company’s 2023 Financial Report available on BIOPHYTIS website (www.biophytis.com) and as exposed in the "Risk Factors" section of form 20-F as well as other forms filed with the SEC (Securities and Exchange Commission, USA). We undertake no obligation to publicly update or review any forward-looking statement, whether because of new information or otherwise, except as required by law.

Biophytis Contacts

Investor Relations

Investors@biophytis.com

US Investors

Pascal Nigen – Alpha Bronze

pnigen@alphabronzellc.com

Media contacts

Antoine Denry: antoine.denry@taddeo.fr – +33 6 18 07 83 27

Inès de Mandiargues: ines.demandiargues@taddeo.fr - +33 6 16 16 51 78